UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On August 5, 2024, Starbox Group Holdings Ltd., a Cayman Islands company (the “Company”), completed a share issuance (the “Share Issuance”) and closed the acquisition of the VR Conference Software (as defined below), pursuant to a certain software purchase agreement (the “Software Purchase Agreement”), dated July 18, 2024, with its indirect wholly-owned subsidiary, Irace Technology Limited, a British Virgin Islands company, and First Premier Holdings Ltd., a company incorporated in Seychelles (the “Seller”), with respect to certain virtual reality conference platform software and related assets, as described more particularly therein (the “VR Conference Software”). In connection with the Software Purchase Agreement, on July 18, 2024, the Seller and four assignees (collectively, the “Assignees”) entered into a deed of assignment (the “Deed of Assignment”) with respect to the assignment of the Seller’s right to receive consideration shares under the Software Purchase Agreement. The Company issued an aggregate of 37,000,000 Class A ordinary shares (per share price of US$0.185), with an aggregate value of US$6,845,000 as consideration for all of the rights, title and interests in the VR Conference Software.

The Class A ordinary shares in the Share Issuance were issued in reliance on Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended, and the Assignees represented that they were not residents of the United States or “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Class A ordinary shares for the account or benefit of any U.S. person.

The foregoing description of the Software Purchase Agreement and the Deed of Assignment do not purport to be complete and are qualified in their entirety by reference to the full text of the Software Purchase Agreement and the Deed of Assignment, which were filed as Exhibit 10.1 and Exhibit 10.2, respectively, to the Company’s Form 6-K dated as of July 18, 2024.

This Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 of the Company (File No. 333-274484), as amended, the registration statement on Form F-3 of the Company (File No. 333-278571), and the registration statement on Form F-3 of the Company (File No. 333-280850), and into the base prospectus and the prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: August 5, 2024	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer